UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):  [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q and
                       Form 10-QSB    [ ]Form N-SAR

For Period Ended:  June 28, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                   PART I --
                           REGISTRANT INFORMATION
                           Full Name of Registrant
                          Former Name if Applicable

                             Goddard Industries, Inc.
                        -----------------------------------

           Address of Principal Executive Office (Street and Number)

                              705 Plantation Street
                        --------------------------------

                            City, State and Zip Code

                         Worcester, Massachusetts  01605
                   --------------------------------------------










                PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                         PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.


On January 31, 2003, Registrant sold substantially all of the operating assets of its Goddard Valve Corporation business, and prepared and filed Forms 8-K and 10-KSB/A necessitated by this transaction. Under the terms of the sale, the buyer took possession of Registrants accounting and inventory software system three weeks after the sale, and Registrant had to purchase and install a new accounting system. In May 2003, Registrant filed a Schedule 14A preliminary proxy statement with the SEC for the purpose of enabling Registrant to propose a reverse stock split. In June 2003, Registrant sold all of its real estate located in Worcester, MA. The additional preparation, accounting and administrative work related to these events and additional filings, coupled with the implementation of a new accounting system while at the same time reducing the accounting staff, prevented Registrant from being able to complete the filing of its Quarterly Report on Form 10-QSB within the prescribed time without unreasonable effort or expense.


Part IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Kenneth E. Heyman               508           852-2436
           (Name)                 (Area Code)  (Telephone Number)





(2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
report(s) been filed? If answer is no, identify report(s). Yes [X]   No[ ]



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes[ ] No [X]

     The 10-QSB will reclassify the Goddard Valve Corporation's portion of business of the corresponding period of the last fiscal year, as Discontinued Operations.




                            GODDARD INDUSTRIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 13, 2003            By:   \s\ Salvatore J. Vinciguerra

                                  Name:  Salvatore  J. Vinciguerra
                                  Title: President and Chief Executive Officer